THE FOLLOWING IS AN ENGLISH TRANSLATION PREPARED FOR THE CONVENIENCE OF THE SHAREHOLDERS AND INVESTORS. THE OFFICIAL TEXT IN JAPANESE OF THE CONVOCATION NOTICE OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS HAS BEEN PREPARED IN ACCORDANCE WITH STATUTORY PROVISIONS. SHOULD THERE BE ANY INCONSISTENCY BETWEEN THE TRANSLATION AND THE OFFICIAL TEXT IN TERMS OF THE CONTENTS OF THE NOTICE, THE OFFICIAL TEXT SHALL PREVAIL.
THE COMPANY ACCEPTS NO LIABILITY FOR ANY MISUNDERSTANDING CAUSED BY THE TRANSLATION FOR ANY REASON WHATSOEVER.

June 6, 2017

Dear Our Shareholders

Disclosure through the Internet relating to the Convocation Notice of the 7th Ordinary General Meeting of Shareholders

7th Fiscal Term
(from April 1, 2016 to March 31, 2017)

1.	Financial Position and Operating Results	page 2
2.	Main Business Offices and Plants	page 3
3.	Employees	Page 5
4.	Matters Concerning the Accounting Auditor	page 6
5.	Systems to Ensure Proper Operations and the Operating Effectiveness of Such Systems	page 8
6.	Contents of the Resolution regarding Development of Systems to Ensure Proper Operations (since April 1, 2017)	page 15
7.	Notes to Consolidated Financial Statements	page 19
8.	Notes to Non-consolidated Financial Statements	page 27

JXTG Holdings, Inc.

The contents above are provided to our shareholders by posting on our website (http://www.hd.jxtg-group.co.jp/english/ir/stock/meeting/) pursuant to laws and regulations, and Article 15 of Articles of Incorporation of the Company.

1.　Financial Position and Operating Results
Consolidated Fiscal Year Item		FY2013 (4th fiscal term)	FY2014 (5th fiscal term)	FY2015 (6th fiscal term)	FY2016 (7th fiscal term; the current fiscal term)
Net Sales	(100 million yen)	124,120	108,825	87,378	81,360
Ordinary income	(100 million yen)	3,023	(1,501)	(86)	3,336
Net profit (loss) attributable to owners of parent	(100 million yen)	1,070	(2,772)	(2,785)	1,601
Net income (loss) per share		43.05 yen	(111.49) yen	(112.01) yen	64.38 yen
Total assets	(100 million yen)	77,818	74,234	67,246	66,586
Net assets	(100 million yen)	26,263	24,298	19,285	20,417

2.　Main Business Offices and Plants (as of March 31, 2017)

● JX Holdings, Inc.
Head Office	1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo

● Energy Business
　< JX Nippon Oil & Energy Corporation >
Head Office	1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
Laboratory	Central Technical Research Laboratory (Yokohama City)
Refineries and Plants	Sendai Refinery (Sendai City) Negishi Refinery (Yokohama City) Mizushima Refinery (Kurashiki City) Oita Refinery (Oita City)	Kashima Refinery (Kamisu City) Osaka Refinery (Takaishi City) Marifu Refinery (Waki-cho, Kuga-gun, Yamaguchi)
	Muroran Plant (Muroran City) Yokohama Plant (Yokohama City)	Kawasaki Plant (Kawasaki City) Chita Plant (Chita City)
Branch Offices	Hokkaido (Sapporo City) Kanto I (Chuo-ku, Tokyo) Tokyo (Chuo-ku, Tokyo) Kansai (Osaka City) Kyushu (Fukuoka City)	Tohoku (Sendai City) Kanto II (Chuo-ku, Tokyo) Chubu (Nagoya City) Chugoku (Hiroshima City) Okinawa (Naha City)
Overseas Operating Sites [Offices and Plants]
South Korea (Seoul)
Taiwan (Taipei, Gaoxiong)
Vietnam (Hanoi, Hai Phong)
Singapore (Singapore)
Philippines (Manila)
U.S. (New York, Chicago, and others)
Mexico (Mexico City)
France (Aix-en-Province)
Russia (Moscow)
South Africa (Johannesburg)

China (Beijing, Shanghai, and others)
Australia (Sydney)
Thailand (Bangkok)
Indonesia (Jakarta, and West Java)
India (New Delhi)
Canada (Vancouver)
Brazil (Sao Paulo)
U.K. (London)
United Arab Emirates (Abu Dhabi
and Dubai)

(Notes)
1.	The information above includes the operating sites of JX Nippon Oil & Energy Corporation’s group companies.
2.	The Company established a new office of a group company in Hanoi, Vietnam as of April 27, 2016.
3.	The Company established a new office in Manila, Philippines as of May 1, 2016.

● Oil and Natural Gas Exploration and Production Business
<JX Nippon Oil & Gas Exploration Corporation>
Head Office	1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
Oil and Gas Field	Nakajo Field Office (Tainai City)
Overseas Operating Sites (Offices)	Vietnam (Ho Chi Minh and Vung Tau) Malaysia (Kuala Lumpur and Miri) U.K. (London)	Indonesia (Jakarta) U.S. (Houston) Qatar (Doha)
(Note)	The information above includes the operating sites of JX Nippon Oil & Gas Exploration Corporation’s group companies.

● Metals Business
<JX Nippon Mining & Metals Corporation>
Head Office	1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
Laboratory	Technology Development Center (Hitachi City)
Offices, Smelters, and Works	<Smelting and Copper Refining> Saganoseki Smelter & Refinery (Oita City) Tamano Smelter (Tamano City)	Hitachi Works (Hitachi City)
	<Recycling & Environmental Services> Hitachi Works (Hitachi City)	Tsuruga Plant (Tsuruga City)
	<Electronic Materials> Hitachi Works (Hitachi City) Isohara Works (Kitaibaraki City)	Kurami Works (Samukawa-machi, Koza-gun, Kanagawa) Kakegawa Works (Kakegawa City)
Overseas Operating Sites [Offices, Works, and Mines]	South Korea (Ulsan and Pyeongtaek) Taiwan (Longtan, Guan Yin, and others) Philippines (Laguna) U.S. (Arizona) Peru (Lima and Quechua)	China (Suzhou, Changzhou, and others) Singapore (Singapore) Malaysia (Johor) Chile (Santiago, Caserones, and others) Germany (Frankfurt and Baden-Wurttemberg)
(Note)	The information above includes the operating sites of JX Nippon Mining & Metals Corporation’s group companies.

<Toho Titanium Co., Ltd.>
Head Office	3-5, Chigasaki 3-chome, Chigasaki City, Kanagawa
Plants	Chigasaki Plant (Chigasaki City) Yahata Plant (Kitakyushu City) Kurobe Plant (Kurobe City)	Wakamatsu Plant (Kitakyushu City) Hitachi Plant (Hitachi City)

● Other Business
<NIPPO CORPORATION>
Head Office	2-16, Yaesu 1-chome, Chuo-ku, Tokyo
Laboratory	NIPPO Technical Center, Technical Research Center (Saitama City)
Branch Offices	Hokkaido (Sapporo City) Kanto Daiichi (Shinjuku-ku, Tokyo) Hoku-shinetsu (Niigata City) Kansai (Osaka City) Chugoku (Hiroshima City) Kanto Architectural (Shinagawa-ku, Tokyo)	Tohoku (Sendai City) Kanto Daini (Shinagawa-ku, Tokyo) Chubu (Nagoya City) Shikoku (Takamatsu City) Kyushu (Fukuoka City)

3. 　Employees (as of March 31, 2017)

Business Segment and Category	Number of Employees
The Company (JX Holdings, Inc.)	108	[0]
Energy Business	14,384	[9,488]
Oil and Natural Gas E&P Business	876	[23]
Metals Business	6,892	[286]
Other Business	3,987	[1,732]
Total	26,247	[11,529]
(Notes)
1.	The “Number of Employees” indicates the number of employees at the Company and its consolidated subsidiaries.
2.	The numbers in brackets indicate temporary employees (the average annual number of persons engaged). Temporary employees are not included in the non-bracketed numbers.

4.　Matters Concerning the Accounting Auditor
(1)          Name
Ernst & Young ShinNihon LLC

(2)          Amount of the Remunerations (for the fiscal year 2016)

		(million yen)
(i)	Amount of the Remuneration as an accounting auditor of the Company	699
(ii)	Total amount of monies and other property benefits to be paid by the Company and its subsidiaries	1,488
(Notes)
1.
The Board of Corporate Auditors received reports from the accounting auditor and the related sections in the Company about how the remuneration estimates in the audit plan created by the accounting auditor were calculated, including the audit items, audit time, and deployment plans; and considered the performance of the past fiscal years. As a result, the Board of Corporate Auditors came to determine that the amount of remunerations of the accounting auditor was appropriate, and agreed to it based on Article 399, paragraph 1 of the Companies Act.

2.
The amount set forth in (i) above includes the amount of audit remuneration for the audit based on the Japanese Financial Instruments and Exchange Act. For, the amount of audit remuneration for the audit based on the Companies Act and the amount of audit remuneration for the audit based on the Japanese Financial Instruments and Exchange Act are not distinguished in the audit agreement between the Company and the accounting auditor and are not practically distinguishable.

3.	The Company does not entrust Ernst & Young ShinNihon LLC with non-audit operations.
4.
The amount of the remunerations above includes the auditing fee of 585 million yen relating to the consolidated financial statements included in the Form F-4 registration statements submitted under the U.S. securities law in connection with the business combination with TonenGeneral Sekiyu K.K.

(3)          Policies on Determining Dismissal or Refusal of Reappointment of the Accounting Auditor
(i) If the Board of Corporate Auditors deems that an accounting auditor falls under any of the categories set forth in items of Article 340, paragraph 1 of the Companies Act, and if it determines it necessary to immediately dismiss the accounting auditor without obtaining a resolution of a general meeting of shareholders, the accounting auditor shall be dismissed by the consent of all corporate auditors.
(ii) If the Board of Corporate Auditors deems that an accounting auditor falls under any of the following items, and if it determines that it is necessary to dismiss or refuse to reappoint the accounting auditor, it shall decide the details of the proposal to be submitted to a general meeting of shareholders regarding the dismissal or non- reappointment of the accounting auditor.
a.	the accounting auditor falls under any of the categories set forth in items of Article 340, paragraph 1 of the Companies Act;
b.
the accounting auditor is subject to an administrative punishment for a breach of laws and regulations, or is subject to a punishment pursuant to the rules established by The Japanese Institute of Certified Public Accountants; or

c.	the Board of Corporate Auditors determines it reasonable to make the accounting audit proper and efficient.

(4)          Dispositions for the Suspension of Practice Received by the Accounting Auditor for the Past Two (2) years
An overview of the disciplinary action and other related matters announced by the Financial Services Agency on December 22, 2015

●	Target of the action
Ernst & Young ShinNihon LLC (the “Firm”)

●	Specifics of the action
(i) Suspending the Firm from accepting new engagements for three (3) months (from January 1, 2016, to March 31, 2016)
(ii) Requiring the Firm to improve its operations
*In addition, as of December 22, 2015, the Financial Services Agency decided to commence a hearing procedure regarding the administrative monetary penalty payment order of approximately 2.1 billion yen.
(As of January 22, 2016, the Financial Services Agency decided on an administrative monetary penalty payment order of 2,111 million yen.)

●	Specifics of the action
(i) Seven (7) certified public accountants of the Firm had, in negligence of due care, attested that the financial statements of TOSHIBA CORPORATION for FY2009, FY2011 and FY 2012 (for years that ended March 31, 2010, 2012 and 2013), which contained material misstatements, as if the statements contained no material misstatements, in the audit thereof.
(ii) The Firm’s operations were deemed to be significantly inappropriate.

5.　Systems to Ensure Proper Operations and the Operating Effectiveness of Such Systems
(1)　The Contents of the Resolution on Development of Systems to Ensure the Properness of Operations

The contents of the resolution on the Company’s development of the system (the internal control system) set forth in Article 362, paragraph 4, item 6 of the Japanese Companies Act (until March 31, 2017) are as follows:

Under the JX Group Mission Statement – “JX Group will contribute to the development of a sustainable economy and society through innovation in the areas of energy, resources and materials” – and the JX Group Values that it upholds – “Ethics, Advanced ideas, Relationship with society, Trustworthy products/services, Harmony with the environment” – the Company will develop, based on the following basic policies, a system aimed at ensuring the properness of operations (the internal control system), and shall operate this system.

In operating the internal control system, the Company shall make efforts to continuously improve the system by establishing the JX Group internal control meeting and the JX Group internal control committee, as well as by regularly monitoring the operational status, so that the internal control system will be implemented across the entire JX Group and done so effectively.

1. System to Ensure that Execution of the Duties by the Directors and the Employees Complies with Laws and Regulations, and the Articles of Incorporation

(1) The Company shall comply with laws and regulations, its articles of incorporation, and its rules, etc., in its entire operational spectrum by developing and enforcing rules aimed at fully ensuring compliance, so that the Company may carry out its corporate activities fairly and improve society’s trust in the JX Group, whether in or outside of Japan.

(2) The Company shall develop and operate organizational systems, such as committees, aimed at fully ensuring compliance, as well as regularly conduct inspection activities regarding the JX Group’s status of compliance, and shall take appropriate measures that correspond to the inspection results.

(3) The Company shall pursue early detection and early correction of the breaching of laws and regulations, as well as develop and operate a whistleblowing system that cooperates with attorneys-at-law in order to appropriately protect the whistleblower complaining of a breach of laws and regulations.

(4) In order to achieve appropriate operation of the Board of Directors’ meetings, the Company shall establish “Rules for the Board of Directors.” Based on these rules, it shall hold Board of Directors’ meetings once every month in principle, and decide on the execution of important business activities after thorough deliberations, as well as receive reports from directors in an appropriate manner on the status of execution of their duties.

(5) By having outside directors and outside corporate auditors attend the Board of Directors’ meetings and participate in deliberations thereof, the Company shall aim to ensure objectivity and further improve the adequacy of decisions on the execution of business activities.

(6) The Company shall establish the Internal Audit Department, which will be in charge of internal auditing and which will implement audits independently from other divisions.

(7) The Company shall develop and operate an internal control system aimed at ensuring trust in its financial reporting, as well as evaluate the effectiveness of the reporting every year, and make any necessary corrections.

(8) To prevent a relationship between the Company and anti-social forces, the Company shall set the basic policy for the entire JX Group, and each company under the JX Group shall develop and enforce the rules, etc. that correspond to each of their actual business activities, and fully ensure that the rules, etc. are complied with.

2. System for the Storage and Management of Information related to Execution of Duties by the Directors and the Employees

(1) The execution of duties by the directors and the employees shall in principle be conducted in writing, and the rules, etc. on document preparation, management, or the like shall be established and enforced.

(2) The Company shall properly prepare minutes of the Board of Directors’ meetings based on laws and regulations, and shall develop and enforce rules, etc. on the preparation, approval process, storage, or the like of approval documents for each person in a management position.

(3) The Company shall develop and enforce rules, etc. aimed at preventing wrongful use, disclosure, and divulgence of company information, and at appropriately handling confidential information and personal information. In addition, the Company shall, through providing opportunities such as internal training, ensure that the employees fully comply with the rules, etc.

(4) The Company shall appropriately prepare its business reports, financial statements, annual securities reports, and the like and disclose company information in a timely and appropriate manner based on the Japanese Companies Act, the Japanese Financial Instruments and Exchange Act, and the stock exchanges’ Timely Disclosure Rules.

3. Rules and Other Systems for the Management of Risk of Loss

(1) In submitting an important matter, such as regarding a substantial amount of investment, to the Board of Directors’ meeting or the Executive Council’s meeting, policies on treatment of risks pertaining to the matter shall be defined after sorting out the anticipated risk. In addition, the Company shall, as necessary, appoint outside legal, accounting, tax and other advisors, and seek their opinions.

(2) The Company shall appropriately identify and analyze various risks that may impair the JX Group’s corporate value, such as radical changes in the economy and financial conditions; drastic fluctuation in crude oil, copper metal, or other resource prices, or in currency exchange rates; and the occurrence of a large earthquake; and shall develop and enforce systems and rules, etc. aimed at dealing with these risks.

(3) To prepare for an event where a crisis or emergency significantly affects the JX Group’s management, the Company shall appropriately transmit and manage information regarding the crisis or the emergency, and shall develop and enforce systems and rules, etc. aimed at preventing the occurrence and expansion of damage.

4. System to Ensure Efficient Execution of Duties by Directors and Employees

(1) The Company shall set forth in its “Rules on Organization and Authority” the organizational structure, management positions and business activity allocations in the Company, as well as matters for approval and the approval authority that correspond to each skill and management position, and have the duties executed in an efficient manner.

(2) The matters to be resolved by the Board of Directors shall in principle be approved by the President in advance. In addition, on the granting of the President’s approval, the Executive Council shall be established as a body that discusses the President’s approval of the matter, and appropriate and efficient decision-making shall be conducted after the management of the Company and the core operating companies (each of JX Nippon Oil & Energy Corporation, JX Nippon Oil & Gas Exploration Corporation, and JX Mining and Metals Corporation) have conducted examination and deliberation as a group.

(3) The Company shall draw up a management plan for the next three (3) years in the Medium-Term Management Plan, and shall develop and operate management control systems such as the budget system and the objectives management system.

5. System to Ensure Appropriate Business Operation within the Corporate Group

(1) Regarding the “JX Group Mission Statement” and the “JX Group Values,” the Company shall define them as the management philosophies common to each company under the JX Group, and shall aim to disseminate them among and have them fully understood by each company.

(2) The Company shall appropriately formulate the management plan as a group at the Board of Directors’ meetings and the Executive Council’s meetings. In addition, the Company shall have the officers and employees of the core operating companies attend the Executive Council’s meetings as necessary, in addition to appointing as the Company’s part-time directors the Presidents of all core operating companies, so that decision-making on matters concerning execution of the core operating companies’ business activities is appropriately conducted.

(3) The Company shall set forth in its “Rules for the Board of Directors” and the “Rules on Organization and Authority” the matters to be resolved at, approved by, or reported to the Company’s Board of Directors’ meetings and the Executive Council’s meetings from among the matters regarding execution of the business activities of the core operating companies and other group companies, and shall enforce those rules in an appropriate manner.

(4) The Company shall set forth in its “Rules on Operation of the JX Group” the basic matters regarding the operation of the group, such as the mission, purposes, basic role, structure of authority for decision-making in the Company, the core operating companies, and other group companies, as well as develop and enforce the rules, etc. that should be applied to the entire JX Group, and shall aim to have each company under the group share and comply with the rules, etc.

(5) Regarding systems related to compliance (such as providing training and ensuring employees’ awareness of laws, regulations and rules, etc., monitoring legal compliance, and whistleblowing), the Company shall develop and operate them as systems that include the core operating companies and other group companies, taking into account the business characteristics of the group companies.

(6) The Company shall appropriately develop and operate a compliance system, risk management system, system to execute business efficiently, and other internal control system of the core operating companies and other group companies by monitoring the development and operation of the internal control system as a group and discussing measures to cope with defects (as necessary) at JX Group internal control meetings and meetings of the JX Group internal control committee.

6. System to Ensure Effective Auditing by the Corporate Auditors

(1) The Company shall respect the audit standards and the audit plans set forth by the Board of Corporate Auditors, and shall cooperate in the smooth performance of audits and the development of conditions for an audit.

(2) The Company shall take the measures necessary so that the corporate auditors are able to attend important meetings, such as the Executive Council’s meetings, and understand the process of making important decisions and the status of execution of business activities. In addition, the Company shall develop and operate systems for the Company, the core operating companies, and other group companies to appropriately report on the matters which the corporate auditors request.

(3) The Company shall develop and operate systems for the corporate auditors to receive reports on any fact that may be identified concerning the Company, or any core operating companies or other group companies, such as material breaches of laws and regulations or the articles of incorporation, fraudulent acts, or facts that could cause considerable damage to the Company and the entire JX Group, immediately when such a fact is identified.

(4) The Company shall develop and operate systems required to ensure that any person who reports any incident to the Company by reporting to a corporate auditor, by using a whistleblowing system, or by any other appropriate method, is not treated unfavorably on the grounds of making such a report (including by expressly prohibiting such treatment in the relevant rules, among others).

(5) The Representative Director and other management shall hold meetings with the corporate auditors from time to time, and exchange opinions on matters such as the JX Group’s management issues.

(6) The Internal Audit Department, which is in charge of internal audits, shall make efforts to maintain close cooperation with the corporate auditors.

(7) The Company shall establish the Auditors Affairs Office as an organization independent from the business execution sections, and the employees appointed exclusively to the office shall assist in the corporate auditors’ duties. Treatment of personnel, such as evaluation and transfer of such employees, shall be determined after prior discussions with the full-time corporate auditors, in order to ensure the effectiveness of instructions that corporate auditors give to such employees.

(8) The Company shall, upon a corporate auditor’s request, appropriately bear any expenses or debt associated with the execution of duties of the corporate auditor, pursuant to Article 388 of the Companies Act.

(2)　The Overview of the Operating Effectiveness of the Systems to Ensure Proper Operations

The following is an overview of the operating effectiveness of the internal control system of the Company.  The Company monitored the operating effectiveness of the internal control system of the JX Group in the JX Group Internal Control Council and the JX Group Internal Control Committee, and reported the results to the Board of Directors’ meeting held on April 26, 2017

1. System to Ensure that the Execution of Duties by the Directors and the Employees Complies with Laws and Regulations, and the Articles of Incorporation

(1) Based on the “JX Group Compliance Activity Basic Policies” which sets forth the principle regarding the compliance activities to be implemented by each company in the JX Group, the Company has developed and conducts compliance status reviews of the rules. The situation and the result of those activities has been monitored by the JX Group Compliance Committee.

(2) Based on “the JX Group Internal Reporting System Basic Policies”, the Company has developed and operates a whistleblowing system in cooperation with attorneys-at-law.

(3) Based on the “Rules for the Board of Directors,” the Company held the Board of Directors’ meetings for 14 times in this fiscal year with the attendance of the outside directors and outside corporate auditors, thereby deciding on the execution of important business activities and receiving reports on the status of the execution of the directors’ duties.

(4) The Internal Audit Department formulates an audit plan and based thereon conducts internal audits.

(5) The Company conducts management assessments concerning internal control over financial reporting pursuant to the Financial Instruments and Exchange Act.

(6) Based on the “JX Group Basic Regulations on Anti-Social Forces,” the Company investigates its business partners and takes contractual measures and other necessary measures to prevent a relationship between the Company and anti-social forces.

2. System for the Storage and Management of Information related to the Execution of Duties by the Directors and the Employees

(1) The Company executes the duties in principle in writing, based on “Rules for Handling Documents” which sets out how documents are to be prepared, managed.

(2) The Company prepares minutes of the Board of Directors’ meetings based on laws and regulations, and prepares documents for the approval by each managerial position based on the “Rules for Handling Documents,” and appropriately stores and manages them.

(3) Based on rules such as the “Basic Rules for Information Security” and “Regulation for Protection of Personal Information,” the Company appropriately manages the company information including confidential information and personal information.

(4) Based on the related laws and regulations and the stock exchanges’ Timely Disclosure Rules, the Company appropriately prepares such documents as its business reports, financial statements, the securities report, and discloses them.

3. Rules and Other Systems for the Management of Risk of Loss

(1) In submitting important matters to the Board of Directors’ meeting, the Company seeks opinions from outside advisors as necessary, identifies the anticipated risks pertaining to the matter and defines the policy on how such risks are to be treated.

(2) The Company compiles situations concerning the derivative transactions of each company in the JX Group, based on the “Implementation and Management Regulations on Derivative Transactions in the JX Group and reports such situations in Executive Council meetings.

(3) The Company has established the “Crisis and Emergency Response Regulations” to prepare for an event where a crisis or emergency such as a disaster or accident affects the Company and the JX Group’s management, and conducts training assuming that such crisis or emergency will occur, and verifies the results of the training.

4. System to Ensure Efficient Execution of Duties by Directors and Employees

(1) The Company executes duties in accordance with the rules on matters requiring approval and the level approval authority set forth in its “Rules on Organization and Authority”.

(2) The matters to be resolved by the Board of Directors are in principle approved by the President. In addition, to receive the President’s approval, Executive Council meetings are held as a body to discuss matters for the President’s approval.

(3) The Company determines the annual budget and numerical targets for each group company and monitors their progress in Executive Council meetings and Board of Directors’ meetings. In addition, while the Company had postponed the formulation and announcement of the mid-term management plan for the current period due to the agreement in December 2015 to strive for business integration with TonenGeneral Sekiyu K.K., the Company announced on May 12, 2017 a mid-term management plan for the period between April 2017 and March 2020.

5. System to Ensure Appropriate Business Operations within the Corporate Group

(1) So as to disseminate the “JX Group Mission Statement” and the “JX Group Values” and have them fully understood by the directors and employee of the entire JX Group companies, the Company continuously conducts in-house training and monitors the activity status of other group companies at the JX Group CSR meeting.

(2) In the Company’s Board of Directors’ meetings and the Executive Council meetings whose member includes the Presidents of the core operating companies, the Company formulates a management plan for the entire group including the core operating companies, and makes decisions on or receive reports on matters regarding important business activities of the core operating companies, based on its “Rules for the Board of Directors” and the “Rules on Organization and Authority”.

(3) In addition to the “Rules on the Operation of JX Group,” the Company has established rules, to be applied to each company in the JX Group, has each company comply with the rules and monitors the level of its compliance in the JX Group Compliance Committee.

(4) The Company requires each company in the JX Group to establish the principle of “JX Group Compliance Activity Basic Policies” as its own rules and to engage in compliance activities such as developing rules and reviewing the level of compliance with the laws and regulations based thereon. The Company monitors the level of such compliance activities in the JX Group Compliance Committee.

(5) The Company conducts surveys on the development and operation of the internal control system of the JX Group every year, reports the results to the JX Group Internal Control Council and meetings of the JX Group Internal Control Committee, and makes improvements as necessary.

6. System to Ensure Effective Auditing by the Corporate Auditors

(1) The Company respects the audit standards and the audit plans set forth by the Board of Corporate Auditors, and cooperates in the development of conditions for an audit.

(2) The corporate auditors attend important meetings, such as the Executive Council meetings, and state their opinions as necessary. In addition, the Company regularly reports to the corporate auditors on matters for which the corporate auditors requested reports and the operations of the whistleblowing system and other matters.

(3) The Company develops an environment in which the corporate auditors can appropriately gather information related to the Company’s management, by way of exchanges of opinions with the Representative Director and other management members, report on the audit plan and on how audits are being executed by the Internal Audit Department and other ways.

(4) The Company has established the Auditors Affairs Office, in which employees appointed exclusively to assist in the corporate auditors’ duties engage in their tasks under the direction of the corporate auditors. The treatment of personnel, such as the evaluation and transfer of such employees, is determined based on prior discussions with the full-time corporate auditors.

(5) The Company, upon a corporate auditor’s request, bears any expenses or debt associated with the execution of the duties of the corporate auditor.

6.　Contents of the Resolution regarding Development of Systems to Ensure Proper Operations
 (since April 1, 2017)

The Company resolved, at the Board of Directors’ meeting held on April 1, 2017, to partially amend the contents of the system (the internal control system) set forth in Article 362, paragraph 4, item 6 of the Japanese Companies Act.  The contents of the resolution after the amendment are as follows:

Under the JXTG Group Mission Statement and considering the JXTG Group Code of Coduct, the Company will develop, based on the following basic policies, a system aimed at enduring the properness of operations (the internal control system), and shall operate the system.

In operating the internal control system, the Company shall make efforts to continuously improve the system by establishing the JXTG Group internal control meeting, as well as by regularly monitoring the operational status, so that the internal control system will be implemented across the entire JXTG Group and done so effectively.

1. System to Ensure that Execution of the Duties by the Directors and the Employees Complies with Laws and Regulations, and the Articles of Incorporation

(1) The Company shall comply with laws and regulations, its articles of incorporation, and its rules, etc., in its entire operational spectrum by developing and enforcing rules aimed at fully ensuring compliance, so that the Company may carry out its corporate activities fairly and improve society’s trust in the JXTG Group, whether in or outside of Japan.

(2) The Company shall develop and operate organizational systems, such as committees, aimed at fully ensuring compliance, as well as regularly conduct inspection activities regarding the JXTG Group’s status of compliance, and shall take appropriate measures that correspond to the inspection results.

(3) The Company shall pursue early detection and early correction of the breaching of laws and regulations, as well as develop and operate a whistleblowing system that cooperates with attorneys-at-law in order to appropriately protect the whistleblower complaining of a breach of laws and regulations. Also, the Company shall develop and operate systems required to ensure that any person who reports any incident to the Company by using a whistleblowing system or by any other appropriate method, is not treated unfavorably on the grounds of making such a report (including by expressly prohibiting such treatment in the relevant rules, among others).

(4) In order to achieve appropriate operation of the Board of Directors’ meetings, the Company shall establish “Rules for the Board of Directors.” Based on these rules, it shall hold Board of Directors’ meetings once every month in principle, and decide on the execution of important business activities after thorough deliberations, as well as receive reports from directors in an appropriate manner on the status of execution of their duties.

(5) By having outside directors and outside corporate auditors attend the Board of Directors’ meetings and participate in deliberations thereof, the Company shall aim to ensure objectivity and further improve the adequacy of decisions on the execution of business activities.

(6) The Company shall establish the Internal Audit Department, which will be in charge of internal auditing and which will implement audits independently from other divisions.

(7) The Company shall develop and operate an internal control system aimed at ensuring trust in its financial reporting, as well as evaluate the effectiveness of the reporting every year, and make any necessary corrections.

(8) To prevent a relationship between the Company and anti-social forces, the Company shall set the basic policy for the entire JXTG Group, and each company under the JXTG Group shall develop and enforce the rules, etc. that correspond to each of their actual business activities, and fully ensure that the rules, etc. are complied with.

2. System for the Storage and Management of Information related to Execution of Duties by the Directors and the Employees

(1) The execution of duties by the directors and the employees shall in principle be conducted in writing, and the rules, etc. on document preparation, management, or the like shall be established and enforced.

(2) The Company shall properly prepare minutes of the Board of Directors’ meetings based on laws and regulations, and shall develop and enforce rules, etc. on the preparation, approval process, storage, or the like of approval documents for each person in a management position.

(3) The Company shall develop and enforce rules, etc. aimed at preventing wrongful use, disclosure, and divulgence of company information, and at appropriately handling confidential information and personal information. In addition, the Company shall, through providing opportunities such as internal training, ensure that the employees fully comply with the rules, etc.

(4) The Company shall appropriately prepare its business reports, financial statements, annual securities reports, and the like and disclose company information in a timely and appropriate manner based on the Japanese Companies Act, the Japanese Financial Instruments and Exchange Act, and the stock exchanges’ Timely Disclosure Rules.

3. Rules and Other Systems for the Management of Risk of Loss

(1) In submitting an important matter, such as regarding a substantial amount of investment, to the Board of Directors’ meeting or the Executive Council’s meeting, policies on treatment of risks pertaining to the matter shall be defined after sorting out the anticipated risk. In addition, the Company shall, as necessary, appoint outside legal, accounting, tax and other advisors, and seek their opinions.

(2) The Company shall appropriately identify and analyze various risks that may impair the JXTG Group’s corporate value, such as radical changes in the economy and financial conditions; drastic fluctuation in crude oil, copper metal, or other resource prices, or in currency exchange rates; and the occurrence of a large earthquake; and shall develop and enforce systems and rules, etc. aimed at dealing with these risks.

(3) The Company shall promote internal control systems in order to prevent occurrence of improprieties, errors, and losses in each department and shall develop and operate necessary systems and rules in order to achieve this.

(4) The Company shall achieve safety and environmental preservation and shall develop and operate necessary systems and rules in order to achieve this.

(5) To prepare for an event where a crisis or emergency significantly affects the JXTG Group’s management, the Company shall appropriately transmit and manage information regarding the crisis or the emergency, and shall develop and enforce systems and rules, etc. aimed at preventing the occurrence and expansion of damage.

4. System to Ensure Efficient Execution of Duties by Directors and Employees

(1) The Company shall set forth in its “Rules on Organization and Authority” the organizational structure, management positions and business activity allocations in the Company, as well as matters for approval and the approval authority that correspond to each skill and management position, and have the duties executed in an efficient manner.

(2) The matters to be resolved by the Board of Directors shall in principle be approved by the President in advance. In addition, on the granting of the President’s approval, the Executive Council shall be established as a body that discusses the President’s approval of the matter, and appropriate and efficient decision-making shall be conducted after the management of the Company and the core operating companies (each of JXTG Nippon Oil & Energy Corporation, JX Nippon Oil & Gas Exploration Corporation, and JX Mining and Metals Corporation) have conducted examination and deliberation as a group.

(3) The Company shall draw up a management plan for the next three (3) years in the Medium-Term Management Plan, and shall develop and operate management control systems such as the budget system and the objectives management system.

(4) The Company shall establish and operate an optimal IT system from the perspective of proper information management, standardization and optimization of business and strengthening of the internal control system.

5. System to Ensure Appropriate Business Operation within the Corporate Group

(1) Regarding the “JXTG Group Mission Statement” and the “JX Group Values,” the Company shall define them as the philosophies and standards of conduct common to each company under the JX Group, and shall aim to disseminate them among and have them fully understood by each company.

(2) The Company shall appropriately formulate the management plan as a group at the Board of Directors’ meetings and the Executive Council’s meetings. In addition, the Company shall have the officers and employees of the core operating companies attend the Executive Council’s meetings as necessary, in addition to appointing as the Company’s part-time directors the Presidents of all core operating companies, so that decision-making on matters concerning execution of the core operating companies’ business activities is appropriately conducted.

(3) The Company shall set forth in its “Rules for the Board of Directors” and the “Rules on Organization and Authority” the matters to be resolved at, approved by, or reported to the Company’s Board of Directors’ meetings and the Executive Council’s meetings from among the matters regarding execution of the business activities of the core operating companies and other group companies, and shall enforce those rules in an appropriate manner.

(4) The Company shall set forth in its “Rules on Operation of the JXTG Group” the basic matters regarding the operation of the group, such as the mission, purposes, basic role, structure of authority for decision-making in the Company, the core operating companies, and other group companies, as well as develop and enforce the rules, etc. that should be applied to the entire JXTG Group, and shall aim to have each company under the group share and comply with the rules, etc.

(5) Regarding the systems related to internal control systems of the JXTG Group (including systems related to compliance and systems related to internal controls through IT), the Company shall develop and operate them as systems that include the core operating companies and other group companies, taking into account the business characteristics of the group companies.

(6) The Company shall appropriately develop and operate a compliance system, risk management system, system to execute business efficiently, and other internal control system of the core operating companies and other group companies by monitoring the development and operation of the internal control system as a group and discussing measures to cope with defects (as necessary) at JXTG Group internal control meetings.

6. System to Ensure Effective Auditing by the Corporate Auditors

(1) The Company shall respect the audit standards and the audit plans set forth by the Board of Corporate Auditors, and shall cooperate in the smooth performance of audits and the development of conditions for an audit.

(2) The Company shall take the measures necessary so that the corporate auditors are able to attend important meetings, such as the Executive Council’s meetings, and understand the process of making important decisions and the status of execution of business activities. In addition, the Company shall develop and operate systems for the Company, the core operating companies, and other group companies to appropriately report on the matters which the corporate auditors request.

(3) The Company shall develop and operate systems for the corporate auditors to receive reports on any fact that may be identified concerning the Company, or any core operating companies or other group companies, such as material breaches of laws and regulations or the articles of incorporation, fraudulent acts, or facts that could cause considerable damage to the Company and the entire JXTG Group, immediately when such a fact is identified.

(4) The Company shall develop and operate systems required to ensure that any person who reports any incident to the Company by reporting to a corporate auditor is not treated unfavorably on the grounds of making such a report (including by expressly prohibiting such treatment in the relevant rules, among others).

(5) The Representative Director and other management shall hold meetings with the corporate auditors from time to time, and exchange opinions on matters such as the JXTG Group’s management issues.

(6) The Internal Audit Department, which is in charge of internal audits, shall make efforts to maintain close cooperation with the corporate auditors.

(7) The Company shall establish the Auditors Affairs Office as an organization independent from the business execution sections, and the employees appointed exclusively to the office shall assist in the corporate auditors’ duties. Treatment of personnel, such as evaluation and transfer of such employees, shall be determined after prior discussions with the full-time corporate auditors, in order to ensure the effectiveness of instructions that corporate auditors give to such employees.

(8) The Company shall, upon a corporate auditor’s request, appropriately bear any expenses or debt associated with the execution of duties of the corporate auditor, pursuant to Article 388 of the Companies Act.

End

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(Note)          The figures stated in this business report have been obtained by rounding off fractions less than the unit indicated for each, and the ratios have been obtained by rounding off the fractions less than the digit indicated for each. However, the number of shares has been obtained by omitting fractions less than the unit indicated for each, and the ratios regarding shares have been obtained by omitting fractions less than the digit indicated for each.

7.　Notes to Consolidated Financial Statements

1.	Notes to Important Matters Fundamental to Preparation of Consolidated Financial Statements

(1)	Matters relating to the Scope of Consolidation
(i)	Number of consolidated subsidiaries: 142 companies
Names of major consolidated subsidiaries:
JX Nippon Oil & Energy Corporation, JX Nippon Oil & Gas Exploration Corporation, JX Nippon Mining & Metals Corporation, Pan Pacific Copper Co., Ltd., Toho Titanium Co., Ltd., and NIPPO CORPORATION
(Note)	JX Nippon Oil & Energy Corporation was renamed JXTG Nippon Oil & Energy Corporation in April 2017.
(ii)	Name of major non-consolidated subsidiary: Shibushi Oil Storage Company, Ltd.
(Reason for excluding the company from the consolidation)
All non-consolidated companies are small-sized, and none of their total aggregate assets, net sales, net income or loss (amount equal to equity), and retained earnings (amount equal to equity), or the like had any material effect on the consolidated financial statements.
(iii)	Change in the scope of consolidation:
The following companies were added to the scope of the consolidation due to their increased importance to the Company:
JX Nippon Takasho Co., Ltd. and JX Nippon Oil & Energy Vietnam Consulting and Holdings Company Limited
The following company was excluded from the scope of the consolidation due to its liquidation:
Navigation S.A.

(2)	Matters relating to the Application of the Equity Method
(i)	Number of non-consolidated subsidiaries accounted for by the equity method: Two (2) companies
Names of non-consolidated subsidiaries accounted for by the equity method:
SHINSUI MARINE CO., LTD. and ENEOS GLOBE ENERGY Co., Ltd.
(ii)	Number of affiliates accounted for by the equity method: 30 companies
Names of major affiliates accounted for by the equity method:
Abu Dhabi Oil Co., Ltd.; United Petroleum Development Co., Ltd.; LS-Nikko Copper Inc.; Minera Los Pelambres
(iii)
The non-consolidated subsidiaries and affiliates (SAIBUNISSOU Co., Ltd., and others) not accounted for by the equity method hardly affect the net loss (gain) (amount equal to equity) and retained earnings (amount equal to equity), or the like of the Company, and have no importance as a whole.

(iv)
Regarding the companies that are accounted for by the equity method and do have a balance sheet date different from the consolidated balance sheet date, one of those companies conducted provisional settlement of accounts as of March 31, and the others use the financial statements relating to their respective fiscal years.

(3)	Matters relating to the Fiscal Year, and the like of Consolidated Subsidiaries
The balance sheet dates of 32 entities, including JX Nippon Oil & Energy Asia Pte. Ltd., are December 31; among them, seven (7) companies conducted provisional settlement of accounts as of March 31. For those which do not conduct provisional settlement of accounts, as the difference between their balance sheet dates and our consolidated balance sheet date does not exceed three months, we have used their financial statements as of their balance sheet dates.

However, we have adjusted important transactions that have occurred between the balance sheet dates of these companies and our consolidated balance sheet date, as required for consolidated accounting.

(4)	Matters relating to Accounting Policies
(i)	Valuation standards and valuation method for important assets
•	Inventories
Valued primarily at cost based on the average method (the amounts in the balance sheets are calculated by writing down the book value due to any decrease in profitability)
•	Securities
(a) Held-to-maturity bonds:
Valued at their amortized cost (the straight-line method)
(b) Other securities
Marketable securities:
Valued at fair value as of the consolidated balance sheet date or other value of a similar nature. (Valuation differences are included directly in shareholders’ equity. The cost of securities sold is determined primarily by the moving-average method.)
Non-marketable securities:
Valued primarily at cost based on the moving-average method.
•	Net accounts receivable and accounts payable that accrue through derivative transactions
Valued at fair value.

(ii)	Method of depreciation of important depreciable assets
•	Property, plant and equipment (excluding leased assets)
The straight-line method is primarily adopted. Major expected lifetime is as follows:
Buildings, structures and oil tanks          two (2) to 50 years
Machinery and vehicles                            two (2) to 20 years
•	Intangible assets (excluding leased assets)
The straight-line method is primarily adopted. Software for the Company’s own use is amortized based on the authorized period of internal use (five (5) years), and the mining rights are primarily amortized using the output method.
•	Leased assets
The lease period is treated as the expected lifetime, and the straight-line method assuming no residual value is adopted. Regarding the finance lease transactions that do not result in transfer of ownership, those with lease commencement dates that began before March 31, 2008, are depreciated by applying an accounting method equivalent to the method used for ordinary lease transactions.

(iii)	Recording standards for important provisions
•	Allowance for doubtful accounts
To prepare for bad debt losses of accounts receivable and loans receivable, and the like, the estimated uncollectable amounts on general accounts receivable are recorded using the historical experience of the bad debt ratio; and the estimated uncollectable amounts on specific accounts, such as doubtful accounts receivable, are recorded by individually assessing their collectability.
•	Provision for repairs

To prepare for payment on future repairs, inspection and repair costs related to oil tanks (of which regular inspection is required by the Fire Service Act of Japan), machinery and equipment at refineries, vessels and others are divided in proportion to the years for which they are used, and the amount corresponding to this consolidated fiscal year are recorded as of the end of the fiscal year.

(iv)	Accounting method related to retirement benefits
•	Method of attributing expected retirement benefits to periods
In the calculation of retirement benefit obligations, the benefit formula basis is adopted as the method of attributing expected retirement benefits to the period up to the end of the fiscal year.
•	Method of amortizing actuarial gain or loss, and the prior service cost
Actuarial gain or loss is amortized commencing in the subsequent period by the straight-line method, principally over 5 years (which is within the average remaining year for the employees to work for the company in question). Prior service cost is amortized as incurred using the straightline method, principally over 5 (five) years.

(v)	Other important matters for preparation of consolidated financial statements
•	The standards for converting important assets and liabilities in foreign currency into Japanese yen
The monetary accounts receivable and accounts payable in foreign currency are converted into yen using the spot exchange rate as of the consolidated balance sheet date, and the conversion difference is handled as profit or loss. In addition, the assets and liabilities of foreign subsidiaries, and the like are converted into yen using the spot exchange rate as of the consolidated balance sheet date. Revenues and expenses of foreign subsidiaries are converted into yen using the average rate during the fiscal year, and the conversion difference is recorded in “foreign currency translation adjustments” and “non-controlling interests” under “net assets” in the balance sheets.
•	The method for important hedge accounting
Deferred hedge accounting is adopted. The designation method is adopted with foreign exchange forward contracts and currency swaps upon satisfaction of this method’s requirements, and the exception method is adopted with interest swaps upon satisfaction of this method’s requirements.
•	Accounting treatment of consumption tax, and the like
The net of tax method is used.
•	Application of the consolidated tax payment system
The consolidated tax payment system is applied.
•	Accounting treatment of exploration and development investment accounts
Regarding the petroleum and natural gas exploration and development business, block acquisition costs, exploration and development costs, interest paid, and the like until commencement of production are capitalized. After production commences, the accounts are primarily amortized by the units-of-production method.
(5)	Goodwill amortization method and term
Goodwill is amortized by the straight-line method over the period during which the influence of the goodwill is estimated to apply.

2.	Notes to Changes in Matters Relating to the Fiscal Year, Etc. of Consolidated Subsidiaries

With respect to the 13 consolidated subsidiaries whose balance sheet date is December 31, we previously used their financial statements as of their balance sheet dates, and made adjustments of important transactions that occurred until our consolidated balance sheet date, as required for consolidated accounting. However, effective from the current consolidated fiscal year, the balance sheet date of these companies has been changed to March 31, or we have adopted the method of provisionally having their accounts closed on the consolidated balance sheet date in accordance with the full-year closing, in order to ensure proper disclosure of consolidated financial information. As a result of these changes, with respect to the current consolidated fiscal year, we have consolidated the results of 15 months, from January 1, 2016 to March 31, 2017, and have made adjustments throughout the consolidated statements of income.

As a result, in this consolidated fiscal year, net sales, operating income and ordinary income increased by 32,351 million yen, 3,736 million yen and 747 million yen, respectively, and income before income taxes and non-controlling interests decreased by 7,614 million yen.

3.	Notes to the Consolidated Balance Sheet

(1)	Assets Offered as Security, and Obligations relating to Security
(i)	Assets offered as security
Property, plant, and equipment:	1,089,517 million yen
Cash and deposits:	5,587 million yen
Other:	230,642 million yen
In addition to the above, shares of the consolidated subsidiary in the amount of 6,894 million yen, which have been eliminated by being offset under the consolidation procedures, are also offered as security.
(ii)	Obligations related to security
Accounts payable-other:	205,689 million yen
Long-term loans payable (including current portion):	169,163 million yen
Other:	750 million yen
The obligations corresponding to the assets offered as security include, in addition to (ii) above, the transaction guarantee of 1,174 million yen, and loans payable by affiliates, or the like of 5,695 million yen.

(2)	Accumulated Depreciation of Property, Plant, and Equipment: 3,898,758 million yen

(3)	Guarantee Obligations
Guarantees to loans from financial institutions, or the like by companies, or the like other than the consolidated subsidiaries: 87,262 million yen Guarantees to employees’ loans (housing funds): 2,359 million yen

4.	Notes to the Consolidated Statement of Changes in Net Assets

(1)	Class and Total Number of Issued Shares: Common share 2,495,485,929 shares

(2)	Dividends from Surplus
(i)	Dividends paid

Resolution	Share Class	Total Dividends (millions of yen)	Dividends per Share (yen)	Record Date	Effective Date
Ordinary General Meeting of Shareholders held on June 28, 2016	Common share	19,918	8.0	March 31, 2016	June 29, 2016
Board of Directors’ Meeting held on November 8, 2016	Common share	19,918	8.0	September 30, 2016	December 6, 2016

(ii)	Dividends with record date falling in the current consolidated fiscal year, and with effective date coming in the following fiscal term
Scheduled Resolution Date	Share Class	Source of Dividends	Total Dividends (millions of yen)	Dividends per Share (yen)	Record Date	Effective Date
Ordinary General Meeting of Shareholders to be held on June 28, 2017	Common share	Retained earnings	19,918	8.0	March 31, 2017	June 29, 2017

5.	Notes to Financial Instruments

(1)	Matters relating to Status of Financial Instruments
The JX Group is procuring necessary funds (mainly through bank loans and bond issuances), according to its capital investment plan. Temporary surplus funds are invested in financial assets with a high level of security, and short-term operating funds are procured through bank loans and commercial papers. Derivatives are used within the scope of actual demand, and the JX Group’s policy is to not engage in any speculative transactions.

(2)	Matters relating to Fair Value, and the like of Financial Instruments
The amounts reported in the consolidated balance sheet, the fair values as of March 31, 2017, and the differences between them are as follows:
(Unit: millions of yen)
	Amount Reported in the Consolidated Balance Sheet	Fair Value	Differences
(i) Cash and deposits	297,372	297,372	－
(ii) Notes receivable-trade, and accounts receivable-trade	952,323	952,323	－
(iii) Investment securities	188,999	188,999	－
(iv) Notes payable-trade, and accounts payable-trade	634,946	634,946	－
(v) Short-term borrowings (*1)	491,016	491,016	－
(vi) Commercial papers	232,000	232,000	－
(vii) Accounts payable-other	667,188	667,188	－
(viii) Long-term loans payable (*1)	1,521,035	1,538,040	17,005
(ix) Derivative transactions (*2)	(15,231)	(29,440)	(14,209)

(*1) The current portion of “long-term loans payable” is included in the “long-term loans payable” in (viii) above.
(*2) The net claims and obligations that accrued from derivative transactions are presented in net amounts, and the items with total amounts that will result in net obligations are presented in brackets “()”.

(Note 1) The calculation method of the fair value of financial instruments, and the matters relating to securities and derivative transactions:

“Cash and deposits in (i), “notes receivable-trade and accounts receivable-trade” in (ii), “notes payable-trade and accounts payable-trade” in (iv), “short-term borrowings” in (v), “commercial papers” in (vi), and “accounts payable-other” in (vii) above, are all to be settled in a short period, so their fair value is very close to their book value. Therefore, the amounts presented above are based on their book values.

“Investment securities” in (iii) above
Regarding the fair value of “investment securities” in (iii), the fair value of shares is based on the price quoted on stock exchanges, and the bonds are based on the prices quoted on stock exchanges or the price presented by the financial institution with which the JX Group has its account.

“Long-term loans payable” in (viii) above
The fair value of “long-term loans payable” is calculated by the present value obtained by reducing the total amount of principal and interest using the interest rate expected in the case where new similar loans are made.

“Derivative transactions” in (ix) above
The value of “derivative transactions” is calculated based on the market price on futures markets for commodity and current exchanges, or the like, as well as the price, or the like presented by the financial institution with which the JX Group has transactions.

(Note 2)  The unlisted shares and bonds (the amount reported in the consolidated balance sheet: 482,469 million yen) have no market price, and it is impossible to estimate their cash flow in the future; thus, it is considered extremely difficult to fully understand their fair value. Therefore, they are not included in the “investment securities” in (iii) above.

6.	Notes to Per-share Information

Net assets per share:	647.35 yen
Net income per share:	64.38 yen

7.	Explanatory Notes on Important Subsequent Events

After obtaining approval at their respective extraordinary general meeting of shareholders held on December 21, 2016, and necessary permissions and approval of relevant authorities with respect to the Business Integration, the Company and TonenGeneral Sekiyu K.K. (“TonenGeneral”) conducted a share exchange on April 1, 2017, in which the Company is the wholly-owning parent company and TonenGeneral is the wholly-owned subsidiary.  On the same day as the Business Integration, JX Nippon Oil & Energy Corporation (currently, JXTG Nippon Oil & Energy Corporation) which is the Company’s wholly-owned subsidiary, and TonenGeneral conducted an absorption-type merger, under which JXTG Nippon Oil & Energy Corporation became a surviving company and TonenGeneral became an absorbed company, respectively.

(Business Combination through Acquisition)

(1)	Outline of Business Combination
(i)	Name of the acquired company and its business
Name of the acquired company: TonenGeneral Sekiyu K.K.
Business: Manufacturing and sales of petroleum products
(ii)	Main reason for business combination
Both the Company group and TonenGeneral group acknowledged that, in order to implement a drastic structural reform of the energy business, which neither company would likely be able to achieve individually and in order to seriously cultivate businesses that will become mainstays of the future, the best course of action would be to combine the business resources of both groups.  This way, the two groups determined to implement the Business Integration.
(iii)	Date of business combination
April 1, 2017
(iv)	Legal form of business combination
Share exchange
(v)	Entity name after business combination
JXTG Holdings, Inc.
(vi)	Percentage of voting rights acquired
100%
(vii)	Main grounds for determining the acquiring company
The Company is the entity whose shares were delivered.

(2)	Matters regarding calculation of acquisition price

(i)	Acquisition price of the acquired company and breakdown of consideration by category
Consideration for acquisition:	Market value of the Company’s shares delivered on the business combination date	501,389 million yen
Acquisition price:		501,389 million yen

(ii)	Exchange ratio of shares delivered by class of shares; calculation method of the exchange ratio and the number of shares delivered
A.          Exchange ratio of shares delivered by class of shares
2.55 common shares of the Company for each common share of TonenGeneral
B.          Calculation method
The Company and TonenGeneral comprehensively examined the valuation results of the share exchange ratio by multiple third party financial advisors, financial conditions, share prices, future outlook and other similar factors of the two companies, and decided on the share exchange ratio set forth in A above.
C.          Number of shares delivered
931,430,620 common shares

8.	Additional Information

(Application of the Implementation Guidance on Recoverability of Deferred Tax Assets)
The “Implementation Guidance on Recoverability of Deferred Tax Assets” (Accounting Standards Board of Japan (“ASBJ”) Guidance No. 26, dated March 28, 2016) is applied from this consolidated fiscal year.

8.　Notes to Non-consolidated Financial Statements

1.	Notes to Matters relating to Important Accounting Policies

(1)	Standards and Methods for Valuation of Assets
Securities
Shares of subsidiaries and shares of affiliates: Valued at cost based on the moving-average method.
Other securities:
Marketable securities:
Valued at fair value as of the non-consolidated balance sheet date. (Valuation differences are included directly in shareholders’ equity. The acquisition cost used as the basis for calculating the valuation differences is determined by the moving-average method.)
Non-marketable securities:
Valued at cost, based on the moving-average method.

(2)	Standards and Methods for Valuation of Derivatives
Derivatives: Valued at fair value.

(3)	Method of Depreciation of Non-current Assets
Property, plant and equipment (excluding leased assets):
The straight-line method.
Major expected lifetime is as follows:
Buildings and structures: two (2) to 50 years.
Intangible assets (excluding leased assets):
The straight-line method.
Software is amortized based on the authorized period of internal use (five (5) years).
Leased assets:
The lease period is treated as the expected lifetime, and the straight-line method assuming no residual value is adopted.

(4)	Recording Standards for Provisions
Provision for bonuses:
The provision will be appropriated to pay for the bonuses of the employees; therefore, this is recorded based on the expected payment amount.

(5)	Other Matters Important for Preparation of Non-consolidated Financial Statements
(i)	Method of treatment of deferred assets
Bond issuance costs are treated as expenses upon expenditure.
(ii)	Method of hedge accounting
Deferred hedge accounting is adopted in principle. However, the exception method is adopted with interest swaps upon satisfying this method’s requirements.
(iii)	Accounting treatment of consumption tax or the like
The accounting treatment of consumption tax and local consumption tax is based on the net of tax method. However, non-deductible consumption tax or the like on assets is treated as expenses for the fiscal year in which the grounds for the consumption tax or the like arose.

(iv)	Application of the consolidated tax payment system
The consolidated tax payment system is applied.

2.	Notes to Non-consolidated Balance Sheets

(1)	Assets Offered as Security

(i)	Assets offered as security
Stocks of subsidiaries and affiliates:	132,961 million yen
(ii)	Obligations to the above
Subsidiaries’ and affiliates’ accounts payable-other:	16,736 million yen

(2)	Accumulated Depreciation of Property, Plant and Equipment: 7,740 million yen

(3)	Guarantee Obligations:
Guarantee on loans:	585,820 million yen	*
Guarantee on transactions-other:	178,339 million yen
Total	764,159 million yen
* Out of the total amount above, the Company’s guarantee on 2,936 million yen is re-guaranteed by another company.

(4)	Monetary Claims against and Monetary Obligations to Subsidiaries and Affiliates (excluding those indicated separately under the account titles in the balance sheet)
Short-term monetary claims:	12,806 million yen
Long-term monetary claims:	-million yen
Short-term monetary obligations:	3,915 million yen
Long-term monetary obligations:	- million yen

3.	Notes to Non-consolidated Statements of Income

Volume of Transactions with Subsidiaries and Affiliates
Operating revenue:	15,899 million yen
Operating expenses:	5,352 million yen
Volume of transactions other than in business transactions:	20,924 million yen

4.	Notes to Non-consolidated Statements of Changes in Net Assets

Class and Number of Treasury Stocks as of the End of this Fiscal Year
Common stock:	5,734,672 shares

5.	Notes to Tax Effect Accounting

Major items that resulted in an accrual of deferred tax assets and deferred tax liabilities are as follows:

(Deferred Tax Assets)	(Unit: millions of yen)
Provision for bonuses	106
Investment securities	1,072
Excess of allowed depreciation limit	1
Other	717
Subtotal of deferred tax assets	1,896
Valuation reserve	(1,478)
Total deferred tax assets	419
(Deferred Tax Liabilities)
Land	213
Reserve for advanced depreciation of non-current assets	768
Investment securities	14,045
Other	357
Total deferred tax liabilities	15,383
Net deferred tax liabilities	14,965

6.	Notes to Transactions with Related Parties
Type	Name of Company	Percentage of Voting Rights or the like Held	Relationship with Related Parties	Details of Transaction	Transaction Amount (millions of yen)	Account Title	Balance at End of Period (millions of yen)
Subsidiary	JX Nippon Oil & Energy Corporation (Note 1)	Directly owned, 100%	Business management; Interlocking directorate	Receipt of business management fee (Note 2)	7,840	Operating accounts receivable	103
				Guarantee of obligations or the like (Note 3)	191,030
Subsidiary	JX Nippon Oil & Gas Exploration Corporation	Directly owned, 100%	Business management; Interlocking directorate	Receipt of business management fee (Note 2)	1,810	Operating accounts receivable	22
				Receipt of fee for guarantee of obligations (Note 4)	106
				Receipt of fee for guarantee of obligations (Note 4)	33,179
Subsidiary	JX Nippon Mining & Metals Corporation	Directly owned, 100%	Business management; Interlocking directorate	Receipt of business management fee (Note 2)	2,412	Operating accounts receivable	31
				Guarantee of obligations or the like (Note 5)	64,158

Type	Name of Company	Percentage of Voting Rights or the like Held	Relationship with Related Parties	Details of Transaction	Transaction Amount (millions of yen)	Account Title	Balance at End of Period (millions of yen)
Subsidiary	JX Nippon Finance Corporation	Directly owned, 100%	Outsourcing of funds related services; Interlocking directorate	Loan of working funds or the like (Note 6)
				Loan of short-term funds or the like	5,234,400	Short-term loans receivable from subsidiaries and affiliates	546,000
				Collection of short-term funds	5,222,400
				Loan of long-term funds or the like	81,900	Long-term loans receivable from subsidiaries and affiliates	967,000
				Intra-group fund transactions (Note 7)
				Borrowing of short-term funds	52,722	Short-term loans payable to subsidiaries and affiliates	86,144
						Long-term loans payable to subsidiaries and affiliates	323,000
				Receipt of interest(Note 6) (Note 7)	10,548
Subsidiary	JX Nippon Real Estate Corporation	Directly owned, 100%	Outsourcing of real estate related services; Interlocking directorate	Leasing of the head office building
				Rent	4,928	Advances received	496
Subsidiary	JX NIPPON FINANCE NETHERLANDS B.V.	Directly owned, 100%	Guarantee of obligations	Guarantee of obligations or the like (Note 4)	38,448	Accounts receivable	3
				Receipt of fee for guarantee of obligations (Note 4)	25
Subsidiary	JX Nippon Exploration and Production (U.K.) Limited	Indirectly owned, 100%	Guarantee of obligations	Guarantee of obligations or the like (Note 4)	221,355	Accounts receivable	191
				Receipt of fee for guarantee of obligations (Note 4)	738
Subsidiary	JX Nippon Oil Exploration (PNG) Pty. Ltd	Indirectly owned, 100%	Indirectly owned, 100%	Guarantee of obligations or the like (Note 4)	37,270	-	-
				Receipt of fee for guarantee of obligations (Note 4)	152

Subsidiary	SCM Minera Lumina Copper Chile	Indirectly owned, 77%	Guarantee of obligations	Guarantee of obligations or the like (Note 4)	61,569	Accounts receivable	686
				Receipt of fee for guarantee of obligations (Note 4)	129

The Terms and Conditions, and the Policies for Determining the Terms and Conditions
(Note 1)	JX Nippon Oil & Energy Corporation was renamed JXTG Nippon Oil & Energy Corporation in April 2017.
(Note 2)
The core operating companies (JX Nippon Oil & Energy Corporation, JX Nippon Oil & Gas Exploration Corporation, and JX Nippon Mining & Metals Corporation) bear, as a business management fee, the expenses necessary for operating the Company, in proportion to their respective business size and so on. Consumption tax or the like is included in the balance at end of period.

(Note 3)	The Company granted guarantees of transactions, or the like, for matters such as purchase of crude oil by JX Nippon Oil & Energy Corporation, but does not receive any guarantee fees.
(Note 4)
The Company granted guarantees of obligations, or the like, for matters such as each company’s loans from financial institutions. The guarantee fees are reasonably determined based on the market price applied to the transaction.

(Note 5)	The Company granted loan guarantees for JX Nippon Mining & Metals Corporation’s loans payable, but does not receive any guarantee fees.
(Note 6)
The Company has been lending the funds it procured through borrowings from outside financial institutions or the like, issuances of commercial papers or bonds, or the like, at the interest rate determined in light of the costs to procure such funds.

(Note 7)
The Company has borrowed necessary business funds from JX Nippon Finance Corporation, and has been depositing its surplus funds, as intra-group funds transactions. Both the borrowing rate and the depositing rate are reasonably determined in light of the market interest rate. In addition, borrowings and deposits are presented in the net amount regarding the short-term intra-group funds transactions.

7.	Notes to Per-share Information

Net assets per share:	513.18 yen
Net income per share:	7.76 yen

8.	Explanatory Notes on Important Subsequent Events

After obtaining approval at their respective extraordinary general meeting of shareholders held on December 21, 2016, and necessary permissions and approval of relevant authorities with respect to the Business Integration, the Company and TonenGeneral Sekiyu K.K. (“TonenGeneral”) conducted a share exchange on April 1, 2017, under which the Company became the wholly-owning parent company and TonenGeneral became the wholly-owned subsidiary.  On the same day as the Business Integration, JX Nippon Oil & Energy Corporation (currently, JXTG Nippon Oil & Energy Corporation), which is the Company’s wholly-owned subsidiary, and TonenGeneral conducted an absorption-type merger, under which JX Nippon Oil & Energy Corporation became a surviving company and TonenGeneral became an absorbed company, respectively.

1.	Business Combination through Acquisition

(1)	Outline of Business Combination
(i)	Name of the acquired company and its business
Name of the acquired company: TonenGeneral Sekiyu K.K.
Business: Manufacturing and sales of petroleum products
(ii)	Main reason for business combination
Both groups of the Company and TonenGeneral acknowledged that, in order to implement a drastic structural reform of the energy business, which neither company would likely be able to achieve individually and in order to seriously cultivate businesses that will become mainstays of the future, the best course of action would be to combine the business resources of both groups.  This way, the two groups determined to implement the Business Integration.
(iii)	Date of business combination
April 1, 2017
(iv)	Legal form of business combination
Share exchange
(v)	Entity name after business combination
JXTG Holdings, Inc.
(vi)	Percentage of voting rights acquired
100%
(vii)	Main grounds for determining the acquiring company
The Company is the entity whose shares were delivered.

(2)	Matters regarding calculation of acquisition price

(i)	Acquisition price of the acquired company and breakdown of consideration by category
Consideration for acquisition:	Market value of the Company’s shares delivered on the business combination date	501,389 million yen
Acquisition price:		501,389 million yen

(ii)	Exchange ratio of shares delivered by class of shares; calculation method of the exchange ratio and the number of shares delivered
A.          Exchange ratio of shares delivered by class of shares
2.55 common shares of the Company for each common share of TonenGeneral
B.          Calculation method
The Company and TonenGeneral comprehensively examined the valuation results of the share exchange ratio by multiple third party financial advisors, financial conditions, share prices, future outlook and other similar factors of the two companies, and decided on the share exchange ratio set forth in A above.
C.          Number of shares delivered
931,430,620 common shares

2.          Absorption-type company split of JXTG Nippon Oil & Energy Corporation

Based on the resolution of the meeting of the board of directors held on November 8, 2016, the Company conducted an absorption-type company split, in which JXTG Nippon Oil & Energy Corporation (“JXTG Energy”) is the splitting company and the Company is the successor company, on April 1, 2017 as the split date (effective date).

(1)	Purpose of absorption-type company split
The purpose of the absorption-type company split is to optimize and streamline the Group’s management resources by having the rights and obligations related to JXTG Energy’s business management activities succeeded to by the Company.
(2)	Split date (effective date)
April 1, 2017
(3)	Form of absorption-type company split
An absorption-type company split was conducted, in which JXTG Energy is the splitting company and the Company is the successor company.  The Company implemented the absorption-type company split without obtaining approval of the general meeting of shareholders in accordance with the provisions of Article 796, paragraph (2) of the Companies Act.
(4)	Allotment related to absorption-type company split
Since the Company owns all of the issued shares of JXTG Energy, the Company will not allot or deliver shares, money and the like to JXTG Energy.
(5)	Outline of accounting treatment
The accounting treatment for transactions under common control will apply to this transaction in accordance with the “Accounting Standard for Business Combinations” (ASBJ Statement No. 21, dated September 13, 2013) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, dated September 13, 2013).

9.	Additional Information

(Application of the Implementation Guidance on Recoverability of Deferred Tax Assets)
The “Implementation Guidance on Recoverability of Deferred Tax Assets” (Accounting Standards Board of Japan Guidance No. 26, dated March 28, 2016) is applied from this fiscal year.